UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2017
Commission File Number 001-38209
DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)
British Virgin Islands
 (Jurisdiction of incorporation or organization)
Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces 3Q17 YoY Growth of 32% in Gross Bookings and 24% in Revenues

Successfully Completes Initial Public Offering

Buenos Aires, November 16, 2017 – Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”) a leading online travel company in Latin America, today announced unaudited results for the three- and nine-month periods ended September 30, 2017.  Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles.

Third Quarter 2017 Key Highlights

•	Transactions up 25% YoY
•	Gross bookings and revenues up 32% and 24% YoY, respectively
•	Number of mobile transactions up 55% YoY to 29% of total transactions
•	Over 35 million mobile APP downloads as of September 30, 2017, up 42% YoY
•	Packages, Hotels and Other Travel Products accounted for 55% of total revenue, up from 49% in third quarter 2016
•	Adjusted EBITDA increased 1% YoY, and was up 15% YoY excluding one-time tax recovery gains in both periods
•	Cash flow generated from operating activities of $10.7 million in 3Q17, versus a use of cash of $13.3 million in 3Q16

Message from CEO

“We are pleased today to report our first quarter as a public company with strong and profitable growth,” commented Damian Scokin, Despegar’s CEO. “Our growth and market share gains were a result of ongoing investment in cross-selling initiatives driving increased gross bookings particularly in higher margin Packages, Hotels and Other Travel Products. We are also successfully executing on our mobile strategy, with the share of mobile transactions up significantly year-on-year.”

 “A milestone for the Company during the quarter was the successful completion of our Initial Public Offering with net proceeds to the Company of $254 million which provides financial flexibility and additional resources to continue growing the business. We are beginning a new chapter as a public company, and are in the early stages of the development of the online travel industry in Latin America. We are focused on driving growth by executing on our long-term strategy of cross-selling, improving the customer experience and further broadening our product portfolio to continue the strong momentum across the business.”

1 of 12

Operating and Financial Metrics Highlights
(In millions, except as noted)

	3Q17	3Q16	% Chg
Operating metrics
Number of transactions	2.3	1.8	25%
Gross bookings	$1,116	$845	32%
Mix of mobile transactions	29%	23%	–
Financial metrics
Revenues	$131.5	$106.1	24%
Air	58.5	54.6	7%
Packages, Hotels & Other Travel Products	72.9	51.5	42%
Net income	11.2	14.4	(22%)
Adjusted EBITDA	23.0	22.8	1%
Adjusted EBITDA (Excl. one-time gains)	21.0	18.4	15%

Overview of Third Quarter 2017 Results

Operating Metrics

Gross bookings of $1,116.0 million in 3Q17 increased 32% from $844.8 million in 3Q16, while transactions increased 25% to 2.3 million during 3Q17 from 1.8 million in 3Q16 despite the impact in the overall market from the earthquakes and hurricanes in the quarter.  The underlying results reflect ongoing business momentum and steady macroeconomic conditions in the region, despite softer market growth during the quarter as compared to the first half of 2017.

The Company’s business is organized into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (the bundling of two or more products together), as well as stand-alone sales of accommodations (including hotels and vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. During 3Q17, 58% of transactions were from Air and 42% from its Packages, Hotels and Other Travel Products segment, compared with 59% and 41%, respectively in 3Q16. The average selling price (ASP) in the third quarter of 2017 increased 6% YoY to $486 per transaction driven by product mix shift to higher ASP packages, destination mix shift to higher ASP international destinations and supplier price increases within similar product segments, reflecting the Company’s strategy to drive growth in the higher-margin Packages, Hotels and Other Travel Products segment. Brazil remains the largest market by transactions for Despegar accounting for 41% of total transactions, increasing 29% YoY in the third quarter. Transactions increased 24% YoY in Argentina and 30% YoY in Mexico in 3Q17.

During 3Q17, the number of transactions via mobile increased 55% YoY, with approximately 29% of all transactions completed on the mobile platform, compared with 23% in 3Q16. As of September 30, 2017, Despegar’s apps had over 35 million cumulative downloads.

2 of 12

Key Operating Metrics
(In millions, except as noted)
	3Q17		3Q16		% Chg
	$	% of total	$	% of total
Gross Bookings	$1,116.0		$844.8		32%
Average selling price (ASP) (in $)	$486		$459		6%
Number of Transactions by Segment & Total
Air	1.3	58%	1.1	59%	22%
Packages, Hotels & Other Travel Products	1.0	42%	0.8	41%	29%
Total Number of Transactions	2.3	100%	1.8	100%	25%

Revenue

During the third quarter of 2017 total revenue was up 24% to $131.5 million, compared to $106.1 million in 3Q16 primarily reflecting a strong performance in Packages, Hotels & Other Travel Products. Total revenue margin declined 78 basis points year-on-year, to 11.8% in 3Q17, mainly due to a planned reduction in Air customer fees.

•
Air segment revenue was $58.5 million, compared to $54.6 million in 3Q16, representing a year-over-year increase of 7%. Transaction growth of 22% in the period resulted in market share gains. Volume gains were partially offset by a 12% decrease in average revenue per transaction driven by Company’s strategy to selectively reduce customer fees in this segment to drive market share growth and provide additional cross-selling opportunities. Commissions remained stable.

•
Packages, Hotels & Other Travel Products segment revenue increased 42% in the quarter to $72.9 million, compared to $51.5 million in the same period of the prior year, reflecting increases of 29% in number of transactions and 10% in revenue per transaction driven mainly by a growing share of higher-margin packages to international destinations.  Packages, Hotels and Other Travel Products segment accounted for 55% of total revenue in 3Q17, up from 49% in the same period of the prior year.

Revenue Breakdown[1]
	3Q17		3Q16		% Chg
	$	% of total	$	% of total
Revenue by business segment (in $Ms)
Air	58.5	45%	54.6	51%	7%
Packages, Hotels & Other Travel Products	72.9	55%	51.5	49%	42%
Total revenue	$131.5	100%	$106.1	100%	24%
Revenue per transaction (in $)
Air	44.1		50.1		(12%)
Packages, Hotels & Other Travel Products	75.2		68.6		10%
Total revenue per transaction	$57.2		$57.7		(1%)

Total revenue margin	11.8%		12.6%		(78	)bps
(1) Net of sales tax

Cost of Revenue and Gross Profit

Cost of revenue, which primarily consists of credit card processing fees, bank fees related to customer financing installment plans offered and the cost to operate the fulfillment center, was $37.9 million in 3Q17 compared to $26.2 million in the same period of the prior year, an increase of 45%. Cost of revenue in the period ending 3Q16 includes a one-time tax recovery gain of $4.5 million. Excluding this effect, cost of revenue would have decreased 10 basis points to 28.8% from 28.9% in the same period of the prior year, primarily reflecting higher costs related to enhancements in customer financing installment plans offset by lower fraud and improved efficiency in the fulfillment center.

3 of 12

Gross Profit for 3Q17 of $93.6 million increased 24% Y0Y excluding the one-time tax recovery gain in 3Q16. Gross margin for the quarter was 71.2%, a similar level as 3Q16.

Cost of Revenue and Gross Profit
(In millions, except as noted)

	3Q17	3Q16	% Chg
Revenue	$131.5	$106.1	24%
Cost of Revenue	$37.9	$26.2	45%
% of revenues	28.8%	24.6%	+416	bps
Gross Profit	93.6	79.9	17%
Gross Profit Margin	71.2%	75.4%	(416)	bps
Adj. Cost of Revenue (Excl. one-time gains)	37.9	30.6	24%
Adj. Gross Profit (Excl. one-time gains)	93.6	75.5	24%
Adj. Gross Profit (Excl. one-time gains) Margin	71.2%	71.1%	+6	bps

Operating Expenses

Total operating expenses in 3Q17 were $75.3 million, compared to $60.7 million in 3Q16, a year over year increase of 24% primarily due to higher selling and marketing expenses. As a percent of revenue, total operating expenses were 57.3%, in-line with the same period of the prior year. Lower general & administrative and technology and product development expenses, which decreased 158 basis points Y/Y, largely offset the 169 basis points increase in selling and marketing expenses.

•
Selling and marketing expenses of $41.1 million were 31% higher than 3Q16, slightly below the 32% YoY increase in gross bookings as the Company continues to invest in direct marketing to drive growth.  Selling and marketing expenses as a percentage of revenue in 3Q17 were 31.3% compared to 29.6% in the same period of the prior year, reflecting the reduction in air fees in the period.

•
General and administrative (G&A) expenses were $15.3 million, compared to $13.6 million in 3Q16, an increase of 13% YoY due to increased stock compensation expense, consulting expenses, bonus accrual and higher personnel expenses.  G&A expense was 11.7% of revenue and 115 basis points lower than 3Q16.  G&A in 3Q17 includes a one-time tax recovery gain of $2.0 million.

•
Technology and product development expenses in 3Q17 increased 20% YoY to $18.9 million, compared to $15.7 million in 3Q16.  As a percent of revenue, technology and product expenses declined 43 basis points during the quarter to 14.4%.

Excluding the $2.0 million tax recovery gain in 3Q17, total operating expenses would have increased 27% YoY and total operating expenses as a percentage of revenue would have increased 163 basis points to 58.8% in 3Q17.

4 of 12

Operating Expenses
(In millions, except as noted)

	3Q17	3Q16	% Chg
Selling and marketing	$41.1	$31.4	31%
% of revenues	31.3%	29.6%	+169	bps
General and administrative	$15.3	$13.6	13%
% of revenues	11.7%	12.8%	(115)	bps
Technology and product development	$18.9	$15.7	20%
% of revenues	14.4%	14.8%	(43)	bps
Total operating expenses	$75.3	$60.7	24%
Total operating expenses as a % of revenues	57.3%	57.2%	+11	bps
Total operating expenses (Excl. one-time gain)	$77.3	$60.7	27%
Total operating expenses (Excl. one time gain) as a % of revenues	58.8%	57.2%	+163	bps

Financial Income/Expenses

In the third quarter of 2017, the Company reported a net financial expense of $2.9 million compared to $0.9 million in 3Q16. The increase was primarily due to a decline in financial income from lower foreign exchange gains partially offset by lower credit card receivable factoring expenses in Brazil as a result of a reduction in local interest rates.

Income Taxes

The Company reported an income tax expense of $4.2 million in 3Q17, compared to $4.1 million in 3Q16.  The effective tax rate in 3Q17 was 27%, compared to 22% in 3Q16.  The increase in effective tax rate was due to improved profitability in entities with limitations on the use of tax loss carryforwards, particularly in Brazil.

Adjusted EBITDA & Margin

Adjusted EBITDA in 3Q17 increased 1% to $23.0 million from $22.8 million in 3Q16, with an Adjusted EBITDA margin of 17.5% compared to 21.5% in the prior year period.

Excluding one-time tax recoveries of $4.5 million in 3Q16 and $2.0 million in 3Q17, Adjusted EBITDA would have increased 15%, with Adjusted EBITDA margins of 16.0% in 3Q17 and 17.3% in 3Q16.

Adjusted EBITDA Reconciliation & Adjusted EBITDA Margin
(In millions, except as noted)

	3Q17	3Q16	% Chg
Net income/ (loss)	$11.2	$14.4	(22%)
Add (deduct):
Financial expense, net	2.9	0.9	239%
Income tax expense	4.2	4.1	3%
Depreciation expense	1.3	1.5	(8%)
Amortization of intangible assets	2.5	2.1	19%
Share-based compensation expense	1.0	0.1	1818%
Adjusted EBITDA	$23.0	$22.8	1%
Adjusted EBITDA Margin	17.5%	21.5%	(400)	bps
One-time tax recovery gains	2.0	4.5	(55%)
Adjusted EBITDA (Excl. one-time gains)	21.0	18.4	15%
Adjusted EBITDA Mg. (Excl. one-time gains)	16.0%	17.3%	(131)	bps

5 of 12

Balance Sheet and Cash Flow

Unrestricted cash and cash equivalents at September 30, 2017 were $356.0 million, primarily reflecting net proceeds to the Company of $254.3 million from the recent Initial Public Offering, compared to $75.9 million at December 31, 2016.

The Company generated positive net cash flow from operating activities of $10.7 million in 3Q17 versus a use of cash of $13.3 million in 3Q16. For the nine months ended September 30, 2017 and September 30, 2016, net cash provided by operating activities was $36.0 million versus a use of cash of $60.9 million.

Accounts receivables net of allowances were $160.1 million at September 30, 2017, up 32% from $121.1 million at December 31, 2016 due to the increase in sales volume, accumulation of credit card receivables in Brazil as part of Despegar’s currency hedging strategy along with the Company’s increased use of its own credit card merchant identification in Argentina to improve customer financing alternatives.

Travel suppliers’ payables were $132.5 million, a 30% increase from $ 102.2 million at December 31, 2016 basically in line with sales growth and affected by the mix shift to Packages, Hotels & Other Travel Products that are typically settled on a slower schedule than Air transactions. Related party payables increased 14% to $81.0 million from $71.0 million at December 31, 2016.

Non-current contingent liabilities, declined by $12.4 million, from $22.4 million at December 31, 2016 largely due to the settlement of a fully reserved tax contingency.

Capital expenditures were $5.1 million and $4.3 million in the three month periods ending September 30, 2017 and September 30, 2016 respectively and $15.3 million and $11.8 million in the nine months ending September 30, 2017 and 2016 respectively. Funds were primarily used for software and website development.  The increase reflects the increased investment in technology as well as the expansion of our regional headquarters.

Quarter Relevant Events
Despegar.Com, Corp Completes Initial Public Offering
On September 20, 2017, the Company’s ordinary shares began trading on the New York Stock Exchange in the United States.  Despegar sold 10,578,931 primary ordinary shares including the green-shoe generating total net proceeds to the Company of $254.3 million.  The IPO price was $26 per share. Funds are expected to be used in support of the Company’s growth initiatives.

3Q17 Earnings Conference Call

When:	5:30 p.m. Eastern time, November 16, 2017

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Michael Doyle, Chief Financial Officer
Ms. Ines Lanusse, IR and External Communication Manager

Dial-in:	1-833-299-8120 (U.S. domestic); 1-647-788-3415 (international)

Webcast:	https://event.on24.com/wcc/r/1525833/49C5FBF40B5900745EC173A97BC9A628

Replay:	Participants can access the replay through December 16, 2017 by dialing: 1-800-585-8367 (U.S. domestic) and 1-416-621-4642 (international). Replay ID: 98672740.

6 of 12

Use of Non-GAAP Financial Measures

This announcement includes certain references to Adjusted EBITDA and Free Cashflow, non-GAAP financial measures.  The Company defines:

 Adjusted EBITDA is defined as net income / (loss) exclusive of financial income / (expense), income tax, depreciation, amortization and share-based compensation.

Free cashflow is defined as cashflow from operating activities less capital expenditures including capitalized software.

Adjusted EBITDA and Free cashflow are not measures recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies, including its competitors. Adjusted EBITDA margin refers to Adjusted EBITDA as defined above divided by revenue.

Definitions and concepts

Average Selling Price (ASP): reflects gross bookings divided by the total number of transactions.

Gross Bookings:  Gross bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, it monitors gross bookings as an important indicator of its ability to generate revenue.

Number of Transactions: The number of transactions for a period is an operating measure that represents the total number of customer orders completed on our platform in such period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period but, unlike gross bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Revenue: The Company reports its revenue on a net basis, deducting cancellations and amounts that it collects as sales taxes. Despegar derives substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform. To a lesser extent, the Despegar also derives revenue from the sale of third-party advertisements on its websites and from certain suppliers when their brands appears in the Company advertisements in mass media.

Revenue Margin: calculated as revenue divided by gross bookings.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Bookings for vacation and leisure travel are generally higher during the fourth quarter, although the Company has recognized more revenue associated with those bookings in the first quarter of each year. Latin American travelers, particularly leisure travelers, who are Despegar’s primary customers, tend to travel most frequently at the end of the fourth quarter and during the first quarter of each year.

7 of 12

About Despegar.com
Despegar is the leading online travel company in Latin America. Operating across 20 countries, Despegar provides a broad suite of travel products, including airline tickets, travel packages, hotel bookings and other travel products to over 16 million customers. With a mission to make travel possible, the Company’s one-stop marketplace enables millions of users to find, compare, plan and easily purchase travel services and products. Through Despegar’s websites and leading mobile apps, it offers products from over 250 airlines and more than 300,000 hotels, as well as approximately 900 car rental agencies and approximately 250 destination services suppliers with more than 7,000 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.
Forward Looking Statements
This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements.

Investor Relations Contact

 Ines Lanusse
IR and External Communications Manager
Phone: (+5411) 4894 3582
E-mail: investorelations@despegar.com

-- Financial Tables Follow --

8 of 12

Unaudited Consolidated Statements of Operations for the Three- and Nine-Month Periods ended September 30, 2017 and 2017
(in thousands U.S. dollars)

	3Q17	3Q16	% Chg		9M17	9M16	% Chg
Revenue	$131,468	$106,088	24%		$379,929	$300,000	27%
Cost of revenue	37,869	26,150	45%		104,096	93,396	11%
Gross profit	93,599	79,938	17%		275,833	206,604	34%
Operating expenses
Selling and marketing	41,097	31,374	31%		119,932	89,084	35%
General and administrative	15,318	13,576	13%		52,805	42,722	24%
Technology and product development	18,907	15,718	20%		51,959	47,221	10%
Total operating expenses	75,322	60,668	24%		224,696	179,027	26%

Operating income	18,277	19,270	(5%)		51,137	27,577	85%
Net financial income (expense)	(2,880)	(850)	239%		(10,647)	(4,889)	118%
Net income before income taxes	15,397	18,420	(16%)		40,490	22,688	78%
Income tax expense	4,190	4,067	3%		10,482	8,891	18%
Net income	11,207	14,353	(22%)		30,008	13,797	117%

Basic EPS	0.19	0.25			0.51	0.24
Diluted EPS	0.19	0.25			0.51	0.24

Basic shares weighted average[1]	59,694	58,518			58,910	58,518
Diluted shares weighted average[1]	58,653	58,609			59,001	58,609
As a % of Revenues
Cost of revenue	28.8%	24.6%	+416	bps	27.4%	31.1%	(373)	bps
Gross profit	71.2%	75.4%	(416)	bps	72.6%	68.9%	+373
Operating expenses
Selling and marketing	31.3%	29.6%	+169	bps	31.6%	29.7%	+187
General and administrative	11.7%	12.8%	(115)	bps	13.9%	14.2%	(34)	bps
Technology and product development	14.4%	14.8%	(43)	bps	13.7%	15.7%	(206)	bps
Total operating expenses	57.3%	57.2%	+11	bps	59.1%	59.7%	(53)	bps
Operating income	13.9%	18.2%	(426)	bps	13.5%	9.2%	+427	bps
Net income before income taxes	11.7%	17.4%	(565)	bps	10.7%	7.6%	+309	bps
Net income	8.5%	13.5%	(500)	bps	7.9%	4.6%	+330	bps
1. In thousands

9 of 12

Key Financial & Operating Trended Metrics
(in thousands U.S. dollars, unless otherwise stated)

	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17
FINANCIAL RESULTS
Revenue	$95,115	$98,797	$106,088	$111,162	$124,999	$123,462	$131,468
Cost of revenue	33,494	33,752	26,150	33,279	31,140	35,087	37,869
Gross profit	61,621	65,045	79,938	77,883	93,859	88,375	93,599
Operating expenses
Selling and marketing	28,577	29,133	31,374	32,382	35,546	43,289	41,097
General and administrative	15,186	13,960	13,576	21,961	18,869	18,618	15,318
Technology and product development	15,561	15,942	15,718	16,030	15,408	17,644	18,907
Total operating expenses	59,324	59,035	60,668	70,373	69,823	79,551	75,322

Operating income	2,297	6,010	19,270	7,510	24,036	8,824	18,277
Net financial income (expense)	(386)	(3,653)	(850)	(1,863)	(6,156)	(1,611)	(2,880)
Net income before income taxes	1,911	2,357	18,420	5,647	17,880	7,213	15,397
Income tax expense	2,646	2,178	4,067	1,647	2,486	3,806	4,190
Net income /(loss)	(735)	179	14,353	4,000	15,394	3,407	11,207

KEY METRICS
Operational
Gross bookings	$661,577	$755,413	$844,782	$998,462	$1,019,102	$1,061,026	$1,116,022
- YoY growth	(19%)	(13%)	(10%)	3%	54%	40%	32%
Number of transactions	1,632	1,706	1,839	2,035	2,129	2,210	2,298
- YoY growth	(6%)	(8%)	(9%)	(3%)	30%	30%	25%
Air	927	1,009	1,089	1,225	1,246	1,325	1,328
- YoY growth	(1%)	(4%)	(4%)	(3%)	34%	31%	22%
Packages, Hotels & Other Travel Products	704	697	750	810	883	885	970
- YoY growth	(13%)	(12%)	(16%)	(2%)	25%	27%	29%
Revenue per transaction	$58.3	$57.9	$57.7	$54.6	$58.7	$55.9	$57.2
- YoY growth	5%	4%	8%	0%	1%	(4%)	(1%)
Air	$44.8	$50.2	$50.1	$48.1	$44.8	$46.0	$44.1
- YoY growth	(11%)	(4%)	4%	(4%)	(0%)	(8%)	(12%)
Packages, Hotels & Other Travel Products	$76.1	$69.1	$68.6	$64.4	$78.4	$70.7	$75.2
- YoY growth	23%	16%	13%	5%	3%	2%	10%
ASPs	$405	$443	$459	$491	$479	$480	$486
- YoY growth	(13%)	(6%)	(1%)	6%	18%	8%	6%

Net income/ (loss)	$(735)	$179	$14,353	$4,000	$15,394	$3,407	$11,207
Add (deduct):
Financial expense, net	386	3,653	850	1,863	6,156	1,611	2,880
Income tax expense	2,646	2,178	4,067	1,647	2,486	3,806	4,190
Depreciation expense	1,265	1,263	1,450	1,111	1,343	1,362	1,337
Amortization of intangible assets	1,728	1,918	2,060	2,129	1,517	2,039	2,454
Share-based compensation expense	50	50	50	424	1,176	930	959
Adjusted EBITDA	$5,340	$9,241	$22,830	$11,174	$28,072	$13,155	$23,027

10 of 12

Unaudited Consolidated Balance Sheets as of September 30, 2017 and December 31, 2016
(in thousands U.S. dollars)

	As of September 30, 2017	As of December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	$356,018	$75,968
Restricted cash and cash equivalents	30,020	22,738
Accounts receivable net of allowances	160,061	121,098
Related party receivable	4,581	2,240
Other current assets and prepaid expenses	32,837	27,184
Total current assets	583,517	249,228
Non-current assets
Restricted cash and cash equivalents	10,000	20,459
Property and equipment net	15,413	13,717
Intangible assets net	34,236	31,412
Goodwill	40,023	38,894
Total non-current assets	99,672	104,482
TOTAL ASSETS	683,189	353,710
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	39,512	25,335
Travel suppliers payable	132,502	102,237
Related party payable	80,962	71,006
Loans and other financial liabilities	8,092	7,179
Deferred Revenue	24,003	29,095
Other liabilities	51,961	49,686
Contingent liabilities	4,546	3,613
Total current liabilities	341,578	288,151
Non-current liabilities
Other liabilities	1,302	409
Contingent liabilities	10,011	22,413
Related party liability	125,000	125,000
Total non-current liabilities	136,313	147,822
TOTAL LIABILITIES	477,891	435,973

SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock [1]	254,311	6
Additional paid-in capital	315,220	312,155
Other reserves	(728)	(728)
Accumulated other comprehensive income	16,469	16,286
Accumulated losses	(379,974)	(409,982)
Total Shareholders' Equity Attributable to Despegar.com Corp	205,298	(82,263)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	683,189	353,710
1. Represents 58,518 (at USD 0.0001) and 10,579 (issued at USD 26, incorporated at USD 24, net of issuance expenses) thousands shares issued and outstanding at September 30, 2017 and 58,518 (at USD 0.0001) thousands shares issued and outstanding at December 31, 2016.

11 of 12

Unaudited Statements of Cash Flows for the three and nine-month periods ended September 30, 2017 and 2016
(in thousands U.S. dollars)

	3 months ended September 30,		9 months ended September 30,
	2017	2016	2017	2016
Cash flows from operating activities
Net income / (loss)	$11,207	$14,353	$30,008	$13,797
Adjustments to reconcile net income / (loss) to net cash flow from operating activities
Unrealized foreign currency translation losses	(229)	(384)	457	610
Depreciation expense	1,337	1,450	4,042	3,978
Amortization of intangible assets	2,454	2,060	6,010	5,706
Stock based compensation expense	959	50	3,065	150
Interest and penalties	156	702	610	1,058
Income taxes	3,081	3,021	5,876	3,730
Allowance for doubtful accounts	(55)	435	688	1,832
Provision / (recovery) for contingencies	(1,285)	(100)	(506)	(222)
Changes in assets and liabilities, net of non-cash transactions
(Increase) / Decrease in accounts receivable, net of allowances	944	(15,374)	(39,600)	(49,041)
(Increase) / Decrease in related party receivables	(956)	(290)	(2,342)	(400)
(Increase) / Decrease in other assets and prepaid expenses	(6,921)	(3,640)	(6,491)	(233)
Increase / (Decrease) in accounts payable and accrued expenses	864	2,402	14,485	(9,946)
Increase / (Decrease) in travel suppliers payable	14,579	4,915	28,830	(28,921)
Increase / (Decrease) in other liabilities	(5,765)	3,346	(3,237)	555
Increase / (Decrease) in contingencies	(9,484)	(5,098)	(10,121)	(197)
Increase / (Decrease) in related party liabilities	(865)	(18,097)	9,343	4,781
Increase / (Decrease) in deferred revenue	692	(3,013)	(5,123)	(8,150)
Net cash flows provided by / (used in) operating activities	10,713	(13,262)	35,994	(60,913)
Cash flows from investing activities
Payments for short-term investments	238	–	–	40,013
Acquisition of property and equipment	(2,232)	(1,693)	(6,354)	(3,568)
Increase of intangible assets including internal-use software and website development	(2,830)	(2,570)	(8,987)	(8,253)
(Increase) / Decrease in restricted cash and cash equivalents	9,518	(3,569)	4,045	(4,027)
Net cash (used in) /provided by investing activities	4,694	(7,832)	(11,296)	24,165
Cash flows from financing activities
Increase in loans and other financial liabilities	530	2,500	9,848	4,500
Decrease in loans and other financial liabilities	(6,247)	–	(8,889)	(1,000)
Capital contributions	254,305	–	254,305	–
Net cash provided by financing activities	248,588	2,500	255,264	3,500
Effect of exchange rate changes on cash and cash equivalents	(84)	(113)	88	(2,006)
Net increase / (decrease) in cash and cash equivalents	263,911	(18,707)	280,050	(35,254)
Cash and cash equivalents as of beginning of the period	92,107	85,569	75,968	102,116
Cash and cash equivalents as of end of the period	356,018	66,862	356,018	66,862

12 of 12

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ MICHAEL DOYLE

Name: Michael Doyle

Title: Chief Financial Officer

Date: November 16, 2017